SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 1)[1]
IONICS, INCORPORATED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
462218108
(CUSIP Number)
Lyman B. Dickerson 2855 NW 75th Avenue, Miami, Florida 33122 305.592.1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

__________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman B. Dickerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,946,926
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,946,926
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman B. Dickerson Revocable Trust, dated September 9, 1996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,946,926
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,946,926
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyman Dickerson Irrevocable Trust, dated July 1, 1991
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 260,622
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 260,622
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,503,296
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,503,296
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas G. Dickerson Revocable Trust, dated June 22, 1988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 751,648
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 751,648
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Dickerson Irrevocable Trust No. 3, dated July 1, 1991
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 100,619
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 100,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 462218108		SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Dickerson Revocable Trust, dated March 5, 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 751,648
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 751,648
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 462218108		SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Virginia, United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 100,619
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 100,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

FOR

IONICS, INCORPORATED

This Schedule 13D/A is a joint filing of Lyman B. Dickerson, the Lyman B. Dickerson Revocable Trust, dated September 9, 1996, the Lyman Dickerson Irrevocable Trust, dated July 1, 1991, Douglas G. Dickerson, the Douglas G. Dickerson Revocable Trust, dated June 22, 1988, the Douglas G. Dickerson Irrevocable Trust No. 3, dated July 1, 1993, the Richard Dickerson Revocable Trust, dated March 5, 1993 and the Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (collectively, the "Reporting Persons"), pursuant to an Agreement to Joint Filing of Schedule 13D, dated February 19, 2004, attached hereto as Exhibit A and incorporated herein.

Item 1.     Security and Issuer

Common stock, Ionics, Incorporated, 65 Grove Street, Watertown, Massachusetts 02172

Item 2.     Identity and Background

This Statement is being filed on behalf of each of the following Reporting Persons:

    Lyman B. Dickerson;

    The Lyman B. Dickerson Revocable Trust, dated September 9, 1996 (the "Lyman Revocable Trust");

    The Lyman Dickerson Irrevocable Trust, dated July 1, 1991 (the "Lyman Irrevocable Trust");

    Douglas G. Dickerson;

    The Douglas G. Dickerson Revocable Trust, dated June 22, 1988 (the "Douglas Revocable Trust");

    The Douglas Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (the "Douglas Irrevocable Trust");

    The Richard Dickerson Revocable Trust, dated March 5, 1993 (the "Richard Revocable Trust"); and

    The Richard Dickerson Irrevocable Trust No. 3, dated July 1, 1991 (the "Richard Irrevocable Trust").

This Statement relates to shares of the common stock of Ionics, Incorporated ("Ionics") held by the Reporting Persons.

Lyman B. Dickerson is a resident of the State of Florida and is employed as a Vice-President of Ionics. His business address is 2855 NW 75th Avenue, Miami, Florida 33122.

The Lyman Revocable Trust is a Florida trust. Its principal address is 2855 NW 75th Avenue, Miami, Florida 33122.

The Lyman Irrevocable Trust is a Florida trust. Its principal address is 2855 NW 75th Avenue, Miami, Florida 33122.

Douglas G. Dickerson is retired and is a resident of the Commonwealth of Virginia. His address is 1204 Kamichi Court, Virginia Beach, VA 23451.

The Douglas Revocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, VA 23451.

The Douglas Irrevocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, VA 23451.

The Richard Revocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, VA 23451.

The Richard Irrevocable Trust is a Virginia trust. Its principal address is 1204 Kamichi Court, Virginia Beach, VA 23451.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which, such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds and Other Consideration

On February 13, 2004, Ionics acquired all of the outstanding equity interests of Ecolochem, Inc. and its affiliates, owned by the Reporting Persons. The transaction consideration was cash in the aggregate amount of $209,418,000 and 4,652,648 shares of Ionics common stock.

The Lyman Revocable Trust received 1,946,926 shares.

The Lyman Irrevocable Trust received 260,622 shares.

The Douglas Revocable Trust received 861,891 shares.

The Douglas Irrevocable Trust received 115,376 shares.

The Richard Revocable Trust received 861,891 shares.

The Richard Irrevocable Trust received 115,376 shares.

On February 13, 2004, in a sale to a single third party under an effective S-3 registration statement, the following Reporting Persons collectively sold an aggregate of 250,000 shares of Ionics common stock in the following increments (a) the Douglas Revocable Trust sold 110,243 shares, (b) the Douglas Irrevocable Trust sold 14,757 shares, (c) the Richard Revocable Trust sold 110,243 shares, and (d) Richard Irrevocable Trust sold 14,757 shares. Following the sale, the Douglas Revocable Trust owns 751,648 shares, the Douglas Irrevocable Trust owns 100,619 shares, the Richard Revocable Trust owns 751,648 shares and the Richard Irrevocable Trust owns 100,619 shares.

Item 4.     Purpose of Transaction

Lyman B. Dickerson ("Lyman") is a director and a Vice-President of Ionics. Lyman is the sole trustee of the Lyman Revocable Trust and has sole voting and disposition power over its 1,946,926 shares. In this capacity and as a director and officer of Ionics, Lyman may have influence over the corporate affairs of Ionics, including activities, that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

Douglas G. Dickerson ("Douglas") is the sole trustee of the Douglas Revocable Trust and has sole voting and disposition power over its 751,648 shares. Douglas is a co-trustee of the Richard Revocable Trust and has shared voting and disposition power over its 751,648 shares. In these capacities, Douglas may have influence over the corporate activities of Ionics, including activities, that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

All of the shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D /A, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of item 4 of Schedule 13D/A.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of Ionics, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding Ionics or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.     Interest in Securities of the Issuer

Based on information provided by Ionics, the total number of shares of common stock outstanding as of February 13, 2004 was 22,577,684.

    The Lyman Revocable Trust has the sole power to direct the voting and disposition of its 1,946,926 shares;

    The Lyman Irrevocable Trust has the sole power to direct the voting and disposition of its 260,622 shares;

    The Douglas Revocable Trust has the sole power to direct the voting and disposition of its 751,648 shares;

    The Douglas Irrevocable Trust has the sole power to direct the voting and disposition of its 100,619 shares;

    The Richard Revocable Trust has the sole power to direct the voting and disposition of its 751,648 shares;

    The Richard Irrevocable Trust has the sole power to direct the voting and disposition of its 100,619 shares;

    Douglas may be deemed the beneficial owner of 1,704,534 shares (approximately 7.5% of the total number of shares outstanding). This number consists of (i) 751,648 shares held by the Douglas Revocable Trust, (ii) 751,648 shares held by the Richard Revocable Trust, (iii) 100,619 shares held by the Richard Irrevocable Trust and (iv) 100,619 shares held by the Douglas Irrevocable Trust;

    Douglas has the sole power to direct the voting and disposition of the 751,648 shares held by the Douglas Revocable Trust;

    Douglas shares the power, with Marguerite W. Dickerson, co-trustee, to direct the voting and disposition of the 751,648 shares held by the Richard Revocable Trust;

    Douglas shares the power of disposition of the 100,619 shares held by the Richard Irrevocable Trust with Marguerite W. Dickerson, co-trustee, and Frederick T. Stant, III, independent trustee;

    Frederick T. Stant, III has the sole power to direct the voting, and the shared power to direct the disposition, of the 100,619 shares held by the Richard Irrevocable Trust;

    Douglas shares the power to direct the disposition of the 100,619 shares held by the Douglas Irrevocable Trust with Frederick T. Stant, III, independent trustee;

    Frederick T. Stant, III has the sole power to direct the voting, and the shared power to direct the disposition, of the 100,619 shares held by the Douglas Irrevocable Trust;
    Lyman may be deemed the beneficial owner of 2,207,548 shares (approximately 9.8% of the total number of shares outstanding). This number consists of (i) 1,946,926 shares held by the Lyman Revocable Trust and (ii) 260,622 shares held by the Lyman Irrevocable Trust;
    Lyman has the sole power to direct the voting and disposition of the 1,946,926 shares held by the Lyman Revocable Trust;
    Lyman shares the power of disposition of the 260,622 shares held by the Lyman Irrevocable Trust with Charles C. Kline, independent trustee;
    Charles C. Kline has the sole power to direct the voting of the 260,622 shares held by the Lyman Irrevocable Trust;
    The acquisition of the common stock of Ionics and the sale of the 250,000 shares of Ionics common stock described in Item 3 occurred within the last 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons and Ionics are parties to a Stockholders Agreement, dated as of February 13, 2004. This agreement allows the Reporting Persons to appoint two individuals to the Board of Directors of Ionics and requires, subject to certain circumstances, that the Reporting Persons vote all shares of their common stock in the same proportion as the votes cast by or on behalf of all of the other stockholders of Ionics. The Stockholders Agreement does permit the Reporting Persons to vote in favor of any director nominee of the Reporting Persons. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of Ionics.

Item 7.     Material to be Filed as Exhibits.

Exhibit A  Agreement to Joint Filing of Schedule 13D

Exhibit B  Stockholders Agreement dated as of February 13, 2004, among Ionics, Incorporated and the sellers named therein, including the Reporting Persons, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, dated February 13, 2004, File No. 001-07211, filed by Ionics, Incorporated on February 27, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

THE RICHARD DICKERSON REVOCABLE TRUST

DATED MARCH 5, 1993, OR ANY SUCCESSOR TRUSTEE,

AS AMENDED

By: /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Co-Trustee

February 26, 2004

Date Signed

By: /s/ Marguerite W. Dickerson

MARGUERITE W. DICKERSON, Co-Trustee

February 26, 2004

Date Signed

THE DOUGLAS G. DICKERSON REVOCABLE TRUST

DATED JUNE 22, 1988,OR ANY SUCCESSOR TRUSTEE,

AS AMENDED

By: /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Trustee

February 26, 2004

Date Signed

THE RICHARD DICKERSON IRREVOCABLE TRUST NO. 3,

DATED JULY 1, 1991

By: /s/ Douglas Dickerson

DOUGLAS DICKERSON, Co-Trustee

February 26, 2004

Date Signed

By: /s/ Marguerite W. Dickerson

MARGUERITE W. DICKERSON, Co-Trustee

February 26, 2004

Date Signed

THE DOUGLAS DICKERSON IRREVOCABLE TRUST NO. 3,

DATED JULY 1, 1991

By: /s/ Douglas D. Dickerson

DOUGLAS D. DICKERSON, Trustee

February 26, 2004

Date Signed

THE LYMAN B. DICKERSON REVOCABLE TRUST DATED SEPTEMBER 9, 1996, OR ANY SUCCESSOR TRUSTEE, AS AMENDED

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

February 26, 2004

Date Signed

THE LYMAN DICKERSON IRREVOCABLE TRUST,

DATED JULY 1, 1991

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

February 26, 2004

Date Signed

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Individually

February 26, 2004

Date Signed

By: /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Individually

February 26, 2004

Date Signed

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

Agreement to Joint Filing

of Schedule 13D

Dated February 19, 2004

We agree to jointly submit this Schedule 13D/A, and any subsequent amendments thereto, which is filed on behalf of Ionics, Inc. and each of us individually.

THE RICHARD DICKERSON REVOCABLE TRUST

DATED MARCH 5, 1993, OR ANY SUCCESSOR TRUSTEE,

AS AMENDED

By:/s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Co-Trustee

February 26, 2004

Date Signed

THE DOUGLAS G. DICKERSON REVOCABLE TRUST

DATED JUNE 22, 1988,OR ANY SUCCESSOR TRUSTEE,

AS AMENDED

By: /s/ Doulgas G. Dickerson

DOUGLAS G. DICKERSON, Trustee

February 26, 2004

Date Signed

THE RICHARD DICKERSON IRREVOCABLE TRUST NO. 3,

DATED JULY 1, 1991

By: /s/ Douglas Dickerson

DOUGLAS DICKERSON, Co-Trustee

February 26, 2004

Date Signed

By: /s/ Marguerite W. Dickerson

MARGUERITE W. DICKERSON, Co-Trustee

February 26, 2004

Date Signed

THE DOUGLAS DICKERSON IRREVOCABLE TRUST NO. 3,

DATED JULY 1, 1991

By: /s/ Douglas D. Dickerson

DOUGLAS D. DICKERSON, Trustee

February 26, 2004

Date Signed

THE LYMAN B. DICKERSON REVOCABLE TRUST DATED SEPTEMBER 9, 1996, OR ANY SUCCESSOR TRUSTEE, AS AMENDED

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

February 26, 2004

Date Signed

THE LYMAN DICKERSON IRREVOCABLE TRUST,

DATED JULY 1, 1991

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Trustee

February 26, 2004

Date Signed

By: /s/ Lyman B. Dickerson

LYMAN B. DICKERSON, Individually

February 26, 2004

Date Signed

By: /s/ Douglas G. Dickerson

DOUGLAS G. DICKERSON, Individually

February 26, 2004

Date Signed